Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-157573
Supplement dated November 8, 2011)

$900,000,000 of 4.75% Notes Due 2022

$600,000,000 of 6.00% Notes Due 2041

FINAL TERM SHEET

November 8, 2011

4.75% Notes Due 2022

Issuer:	International Paper Company
Security:	4.75% Notes due 2022
Principal Amount:	$900,000,000
Trade Date:	November 8, 2011
Settlement Date:	November 16, 2011 (T+5)
Final Maturity:	February 15, 2022
Interest Rate:	4.75% per annum
Public Offering Price:	99.919%
Yield to Maturity:	4.761%
Benchmark Treasury:	2.125% UST due August 2021
Benchmark Treasury Price:	100-18
Benchmark Treasury Yield:	2.061%
Spread to Benchmark Treasury:	+270 bps
Interest Payment Dates:	Semi-annually in arrears on February 15 and August 15, commencing February 15, 2012.
Optional Redemption:	Prior to November 15, 2021, at the greater of par and make whole at Treasury plus 40 basis points, plus accrued and unpaid interest to the date of redemption. On or after November 15, 2021, at par, plus accrued and unpaid interest to the date of redemption.
CUSIP/ISIN:	460146 CG6 / US460146CG68

6.00% Notes Due 2041

Issuer:	International Paper Company
Security:	6.00% Notes due 2041
Principal Amount:	$600,000,000
Trade Date:	November 8, 2011
Settlement Date:	November 16, 2011 (T+5)
Final Maturity:	November 15, 2041
Interest Rate:	6.00% per annum
Public Offering Price:	99.986%
Yield to Maturity:	6.001%
Benchmark Treasury:	4.375% UST due May 2041
Benchmark Treasury Price:	124-16+
Benchmark Treasury Yield:	3.101%
Spread to Benchmark Treasury:	+290 bps
Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15, commencing May 15, 2012.
Optional Redemption:	Prior to May 15, 2041, at the greater of par and make whole at Treasury plus 45 basis points, plus accrued and unpaid interest to the date of redemption. On or after May 15, 2041, at par, plus accrued and unpaid interest to the date of redemption.
CUSIP/ISIN:	460146 CH4 / US460146CH42

Special Mandatory Redemption:	If we do not consummate the acquisition of Temple-Inland Inc. on or prior to June 30, 2012, or the agreement related to such acquisition is terminated at any time on or prior to such date, we will redeem the notes at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest from the date of initial issuance (or the most recent interest payment date on which interest was paid) to but excluding the redemption date.
Book-Running Managers:	UBS Securities LLC
Deutsche Bank Securities Inc.
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
RBS Securities Inc.
Co-Managers:	Credit Agricole Securities (USA) Inc.
Mizuho Securities USA Inc.
Morgan Keegan & Company, Inc.
SMBC Nikko Capital Markets Ltd
Global Settlement:	Through The Depository Trust Company, including Euroclear or Clearstream, Luxembourg, as participants
Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Use of Proceeds:	We estimate that the aggregate net proceeds, after deducting underwriters’ discounts and commissions and other estimated offering expenses payable by us, from sale of the notes offered hereby will be approximately $1,486 million. We intend to use the net proceeds from this offering, together with approximately $1.2 billion of borrowings under the Term Loan Facility and approximately $1.0 billion of available cash, to (i) pay the Acquisition consideration, (ii) fund the repayment of certain of Temple’s credit facilities and (iii) pay fees and expenses in connection with the Acquisition. On a pro forma basis giving effect to the Acquisition, our pro forma interest expense, net would have been approximately $784 million and approximately $533 million for the year ended December 31, 2010 and the nine months ended September 30, 2011, respectively.

We expect to deliver the notes against payment by the underwriters on or about November 16, 2011, which will be the fifth business day following the date of the pricing of the notes (such settlement being referred to as “T+5”). Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact the notes initially will settle on T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling any of the Book-Running Managers at the numbers below:

UBS Securities LLC	877-827-6444, ext. 561 3884 (toll free)
Deutsche Bank Securities Inc.	800-503-4611 (toll free)
BNP Paribas Securities Corp.	800-854-5674 (toll free)
HSBC Securities (USA) Inc.	866-811-8049 (toll free)
RBS Securities Inc.	866-884-2071 (toll free)

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